Filed Pursuant to Rule 433
Dated June 10, 2009
Registration Statement No. 333-157649
Relating to
Preliminary Prospectus Supplement Dated June 10, 2009 and
Prospectus dated March 3, 2009
$350,000,000 9.875% SENIOR NOTES DUE 2019

Issuer:	American Financial Group, Inc.
Ratings*:	Baa2 (Moody’s)/BBB (S&P)/BBB+ (Fitch)
Principal Amount:	$350,000,000
Issue Price:	100.00%
Underwriting Discount:	0.65%
Trade Date:	June 10, 2009
Settlement Date:	June 17, 2009 (T + 5)
Maturity Date:	June 15, 2019
Security Type:	Senior Unsecured Fixed Rate Notes
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Coupon:	9 7/8%
Interest Payment Dates:	Semi-annually on June 15 and December 15 of each year, commencing on December 15, 2009
Day Count Convention:	30 / 360
Yield to Maturity:	9 7/8%
Treasury Benchmark:	3.125% due May 15, 2019
Treasury Yield:	3.954%
Spread to Treasury Benchmark:	592.1 basis points (5.921%)
Optional Redemption:	Issuer has the right to redeem the notes, in whole or in part, on one or more occasions, at its option at any time, subject to a notice period of no less than 30 days and no more than 60 days
Make-Whole Call Payment:	US Treasury + 75 bps
CUSIP; ISIN:	026074AA2; US026074AA20
Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc. Wachovia Capital Markets, LLC
Senior Co-Manager:	Fox-Pitt Kelton Cochran Caronia Waller
Co-Managers:	KeyBanc Capital Markets Inc. PNC Capital Markets LLC Raymond James U.S. Bancorp
This communication is intended for the sole use of the person to whom it is provided by the issuer.
*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.
The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Banc of America Securities LLC, toll-free at (800) 294-1322, J.P. Morgan Securities Inc., collect at (212) 834-4533 or Wachovia Capital Markets, LLC at 1-800-326-5897.
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